SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2010

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Q1 2010 Interim Management Statement

News release

11 May 2010

Aviva plc Interim Management Statement

3 months to 31 March 2010

AVIVA DELIVERS SECOND CONSECUTIVE QUARTER OF GROWTH

•   Second consecutive quarter of growth: long-term savings sales up 16% to £10 billion (4Q09: £8.8 billion)

•   Long term savings sales in Europe and UK up 16%,  representing 85% of group sales

•   Group margin in line with full year 2009

•   IGD solvency surplus remains strong at £4.4 billion after deducting final dividend (FY: £4.5 billion)

•   UK pension scheme: long term funding plan and 2010 contributions of £ 365 million agreed; proposed closure of scheme already announced

•   MCEV net asset value per share of 505 pence, up 7% (FY09: 471 pence)

Andrew Moss, Aviva's group chief executive, commented:

"This is an encouraging start to the year.  Europe and the UK are the primary engines for Aviva's growth today, accounting for 85% of our long-term savings sales in the first quarter.  Sales have recovered and we've seen strong performances across our portfolio of life, general insurance and asset management businesses, compared to the previous quarter.  Our capital position remains strong and this second quarter of growth bodes well for the rest of the year, even though there is still a degree of economic uncertainty in a number of markets.

"I'm pleased that we have agreed a long-term funding plan for our main UK pension scheme in this quarter, which we expect will eliminate the deficit over time. When combined with our proposal to close the scheme to future accruals, this should provide a welcome degree of certainty on funding for all our stakeholders."

Key financial highlights

	Quarter 1 2010 £m	Quarter 4 2009 £m	Quarter 1 2009 £m	Sterling % change on Q4 2009	Sterling % change on Q1 2009	Local currency % change on Q1 2009
Total life and pensions sales (PVNBP)[1]	9,131	7,943	9,569	15%	(5)%	(2)%
Total investment sales[2]	1,043	830	744	26%	40%	34%
Total long-term savings	10,174	8,773	10,313	16%	(1)%	-
General insurance and health net written premiums	2,465	2,126	2,467	16%	-%	(1)%
World-wide total sales	12,639	10,899	12,780	16%	(1)%	(1)%

	31 March 2010	31December 2009		Sterling change
MCEV net asset value per share	505p	471p		7%
IFRS net asset value per share	395p	374p		6%
IGD solvency surplus	£4.4bn	£4.5bn		(2)%

1. All references to sales in this announcement refer to the present value of new business premiums (PVNBP) unless otherwise stated. PVNBP is the present value of new regular premiums plus 100% of single premiums

2. Investment sales are calculated as new single premium plus the annualised value of new regular premiums

Information

Investor contacts	Media contacts	Timings	Contents
Andrew Moss +44 (0)20 7662 2286 Pat Regan +44 (0)20 7662 2228 Charles Barrows +44 (0)20 7662 8115 Jonathan Price +44 (0)20 7662 2111	Hayley Stimpson +44 (0)20 7662 7544 Sue Winston +44 (0)20 7662 8221 Conor McClafferty/Nick Woodruff (Finsbury) +44 (0)20 7251 3801	Real time media conference call 0745 hrs (BST) Analyst conference call 0930hrs (BST)	News release Overview..................1 Business review……………...2 Statistical supplement…..…...8

Media

There will be a conference call today for real-time media at 0745 hrs (BST).  The conference call will be hosted by Andrew Moss, group chief executive.
The Aviva media centre at www.aviva.com/mediaincludes images, company information and news release archive. Photographs are available on the Aviva media centre at www.aviva.com/media.

Analysts

There will be a conference call today for analysts and investors at 0930 hrs (BST) on +44 (0)20 7162  0192 (quoting "Aviva, Andrew Moss").  This conference call will be hosted by Andrew Moss, group chief executive.

A replay will be available until 25 May 2010 on +44 (0)20 7031 4064.  The pass code for the whole conference call, including the question and answer session, is 865267 and for the question and answer session only the pass code is 762568.

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Overview

I am pleased to report a second consecutive quarter of growth for Aviva. Long-term savings sales for the first three months of this year have recovered to over £10 billion and are 16% higher than the previous quarter, and in line with the first quarter of 2009. Within this, life and pension sales continued to gain momentum from the low point in the third quarter of last year to reach just over £9 billion and the group margin has been maintained in line with the full year 2009. Investment sales also increased, to over £1 billion and general insurance and health premiums rose to £2.5 billion, a strong improvement over the previous quarter. Our capital position remains strong and this second quarter of growth bodes well for the rest of the year, even though there is still a degree of economic uncertainty in some markets.

Strong performance across the group

Europe and the UK accounted for 85% of our long-term savings new business, with sales increasing by 16% on a sterling basis compared to the previous quarter.  North America and Asia Pacific also reported strong first quarter sales.

One of the benefits of our global diversity is that we are well-positioned to benefit from economic recovery as it happens at differing rates across a range of geographies.   We've responded by introducing products which meet customers' new approach to saving, because they have told us that having the option to minimise risk is now the most important factor in their buying decision.

Sales through bancassurance account for around one third of Aviva's life and pensions sales.  In the first quarter our bancassurance sales continued to grow across all regions, increasing by 44% compared to the previous three months and underlining Aviva's competitive advantage in this channel.

General insurance returning to growth

General insurance and health sales returned to growth in the first quarter.  Net written premiums were up 16% at £2.5 billion, compared to the previous quarter as we began to reap the benefits of the initiatives that we put in place such as the reshaping of our UK portfolio and our strategy of increasing our general insurance sales through Aviva's European existing bancassurance relationships.

Claims were higher than expected in the first quarter, because of adverse weather in the UK and Europe, but these were partly offset by better than expected claims levels in Canada. We continue to focus on a group combined operating ratio of 98% for the full year.

Good strategic progress

Aviva's programme to create a single operating model across Europe is delivering benefits.  We have successfully piloted our pan-European product development centre in Ireland and cross-selling initiatives in a number of continental markets.  We're also optimistic about our plans to increase general insurance sales through our European bancassurance partners, following some early success with sales in Italy in the first quarter.

In the UK, where financial advisers have voted us Money Marketing Company of the Year, we are also making good progress in bringing our life and general insurance businesses closer together.  Already this is helping us to eliminate duplication on major programmes, such as Solvency II and will give us the opportunity to harmonise terms and conditions for our employees in these businesses.

Aviva Investors' strategy of increasing the proportion of third party business has successfully delivered significant mandates from several pension schemes and financial institutions in the UK, Europe and the United States.

Strong capital position maintained

Aviva's capital position remains strong. Our estimated IGD solvency surplus was £4.4 billion as at 31 March 2010 (31 December 2009: £4.5 billion), after allowing for the 2009 final dividend. We remain focused on cost management, with our total cost base down 7% (excluding discontinued operations) and like-for-like costs down 2% on the same period last year.

Our estimated net asset value per share on an MCEV basis was 505 pence at 31 March 2010 (31 December 2009: 471 pence). On an IFRS basis the estimated net asset value per share was 395 pence at 31 March 2010 (31 December 2009: 374 pence). The provisions we put in place last year for potential defaults on debt securities have not been used and we have not experienced any material deterioration in commercial mortgage defaults.

Aviva continues to have a firm focus on capital. In 2010 we expect to generate approximately £1.3 billion of net operating capital 1 ,an increase of 30% on 2009.  We expect to achieve the increase through a combination of higher in-force profits, an increase in general insurance profitability, disciplined cost management and a continued focus on capital efficiency.

Outlook

Aviva has made an encouraging start to 2010, delivering a second consecutive quarter of long-term savings growth.  We will continue to focus on profitability and capital, managing Aviva's new business flows in a disciplined way, throughout the coming year.

 1. Operational capital generated, net of investment in new business

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Business Review

Long-term savings

United Kingdom

In the UK, our life and pensions business continued the momentum built-up at the end of 2009.  Life and pension sales were £2,557 million, an increase of 14% compared to the previous quarter and in line with the first quarter of 2009 (4Q09 £2,250 million:  1Q09: £2,505 million).  These sales were achieved while maintaining our focus on profitability.  Collective investment sales increased to £426 million in the first three months of the year (4Q09: £418 million:  1Q09: £175 million), reflecting increased confidence among UK investors.

Significant developments in the first quarter included record levels of protection and annuity applications, strong individual pension sales and particular success in the bulk purchase annuity market.  We were also delighted to be awarded the title of Money Marketing 'Company of the Year' for 2009.  This is a prestigious award for life insurance companies, voted for by financial advisers, and demonstrates the value of our brand, product innovation and service excellence.

The first quarter of 2010 saw record weekly core protection 2 applications driven by the continued success of Aviva's Simplified Life offering through IFAs and our partnerships with Barclays and the Post Office.  Sales were £165 million, 1% above the previous quarter (4Q09: £164 million), achieved without compromising our focus on profitability.  Overall protection sales were £231 million (4Q09: £258 million) having been impacted by lower group life sales, as competition in this market increased and we strengthened our focus on value creation.

Total annuity sales of £877 million, are 35% higher than the fourth quarter of 2009 (4Q09: £648 million).  Our well-developed bulk purchase annuity offering delivered sales of £344 million (4Q09: £28 million) and it is pleasing that we have been able to maintain our pricing discipline while winning new business.  Sales of individual annuities were £533 million (4Q09: £620 million) reflecting the seasonal market fall in application levels during December and January. However average weekly applications are now 19% higher than during 2009, as we continue to see the benefit of our pricing expertise and risk selection.

Aviva's pension sales have remained resilient.  Sales were 10% higher than the fourth quarter of 2009 at £941 million (4Q09: £859 million) as customers' propensity to save began to return and group schemes that we secured during 2009 converted into new business volumes.

Capitalising on Aviva's market leading position our equity release sales increased by 52% to £96 million (4Q09: £63 million).  In-line with our strategy of focusing on creating value, bond sales were marginally lower at £412 million (4Q09 £422 million).

First quarter life and pension sales through our joint venture with the Royal Bank of Scotland were £250 million (4Q09: £274 million) primarily driven by subdued bond sales as investors preferred the bank's strong ISA offering and the reduction in guaranteed bond sales when compared with the first quarter of 2009 (1Q09: £382 million). Aviva's share of the joint venture's total sales was £327 million, representing 1% growth over the fourth quarter of 2009 (4Q09: £323 million).

Over the next three years the Retail Distribution Review (RDR) will have a major impact on the market we operate in and we have put in place a number of initiatives to ensure that we adapt successfully to these changes.  We continue to support advisers in their transition through to the post-RDR market, with initiatives such as our Business Transformation Programme and our market-leading Financial Adviser Academy.  We are continuing to prepare for the changes with an RDR-compliant Sipp and Wrap proposition, one of the few that conforms to the current Platform discussion paper proposals.   Furthermore we have delivered adviser-charging for our individual pension products and will be introducing this capability on other products in the coming months.

On 20 April we advised UK staff, and the Trustees of the Aviva Staff Pension Scheme (ASPS) and the RAC staff pension scheme that we intend to begin consultation with them regarding our proposal to close the final salary sections of these pension schemes. The review is in light of future funding requirements, and our desire to provide an equitable, sustainable and competitive pension for all our UK employees.

While market conditions remain challenging, the momentum we've seen building over the past three quarters is encouraging, and we are well-positioned to benefit from increased market activity and the gradual return of consumer confidence.

Europe

We delivered a strong performance in Europe, despite some continued challenging economic conditions in a number of our markets. Long term savings sales were £5,683 million, an increase of 19% on the previous quarter (4Q09: £4,791 million) and up 9% on the first quarter of 2009 (1Q09: £5,035 million). Within this total, life and pensions sales were up 13% at £5,168 million (4Q09: £4,583 million, 1Q09: £4,735 million), a 12% increase on a local currency basis. Investment sales were £515 million an increase of 72% on the first quarter of 2009.

2. Core protection - Mortgage Life Insurance and Term Assurance with or without Critical Illness options, Simplified Life, Whole of Life cover and 50+ cover

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Aviva Europe

Life and pensions sales increased by 14% on the previous quarter to £4,285 million (4Q09: £3,753 million), and 13% compared to the first quarter of last year. On a local currency basis this was 13% and 15% respectively.

We have responded to customer preference for savings products that have a guaranteed element by developing products which are both attractive to customers and meet our profitability criteria.

We have continued to make good progress with our European transformation programme and are successfully embedding our pan-European operating model, which includes the creation of a single bancassurance platform, a central procurement capability, development of a common product suite and the piloting of our cross selling and product initiatives in Poland, Ireland and a number of our emerging markets.  Compliance and legal projects are underway to finalise regulatory approval for our European headquarters in Ireland and the groundwork for our branch structure is well advanced.

Bancassurance

We continue to leverage our bancassurance franchise, which now includes 51 arrangements and makes Aviva the market leader in this distribution channel.  Sales increased by 48% from the previous quarter to £2,611 million (4Q09: £1,762 million).

Sales performance in Italy, one of our major bancassurance markets, was very strong up 150% to £1,542 million (4Q09: £618 million).  Existing with-profit and unit-linked products have been redesigned, making them more attractive to customers while also adjusting surrender conditions to improve long term retention.   Sales have benefitted from some seasonal effects and we do not expect volumes to continue at this level throughout the year.  We have actions in place to rebalance our sales mix to include a greater proportion of unit linked products.

In France, sales have increased by 54% to £393 million (4Q09: £255 million).  In partnership with Credit du Nord, we introduced a new product, "Antarius Duo", which has enabled us to capture sales from customers who are choosing to transfer their savings from lower return, short-term deposits, into more attractive insurance products.

In Spain the challenging market environment and resulting low levels of consumer propensity to invest, combined with the beneficial effect of seasonality in the prior quarter's sales, led to lower sales of £530 million, down 28% (4Q09: £734 million).  We are focused on increasing sales of our protection products, which have grown by 56% since the previous quarter and in this sector we now have the second largest market share in Spain.

In Ireland, sales were 13% lower at £117 million (4Q09: £134 million), reflecting seasonal patterns in an economic environment that remains tough.  However, sales have increased by 43% on the same period last year, reflecting the benefits of our partnership with Allied Irish Bank, who following their reorganisation have increased their focus on life and pensions sales.

Retail

We continue to build on our significant retail franchise as we develop a single pan-European retail operating model supported by centralised sales support.  Retail sales were 16% lower than the previous quarter at £1,674 million (4Q09: £1,991 million), a 17% decrease on a local currency basis, but up 8% on the same period last year.

France has delivered an excellent sales performance increasing sales by 6% to £1,157 million (4Q09: £1,096 million).  Sales through our partnership with AFER increased by 56% on the previous year, as customers continued to be attracted by our range of simple, easy to understand products.  We have made good progress on our strategic aim to grow unit linked product sales, with sales up by 25% compared to the same period last year.

In Poland retail sales were 39% lower at £203 million (4Q09: £334 million, equivalent to a 44% decrease on a local currency basis), largely as a result of a one-off beneficial impact of assumption changes in the 2009 figure and some seasonal sales effects.   Pension sales in Poland have declined by 52% compared to the previous year, as a result of Polish pension legislation changes. We are developing a number of savings and protection initiatives and are focusing on promoting unit linked products to existing customers, which has already increased sales.

In Ireland retail sales were 48% lower at £130 million (4Q09: £248 million), reflecting seasonal trends.  However, we are encouraged by the fact that sales were 24% higher than the same period last year and we have recently launched several new protection and savings products.

Delta Lloyd

Life and pensions sales were up 6% at £883 million on the previous quarter (4Q09:  £830 million), supported by seasonal trends in pension and annuity sales.  Compared to the same period last year, sales were 6% lower, representing a 4% decrease on a local currency basis.

Sales in Germany were predictably lower, following the announcement that Delta Lloyd intends to close its loss-making German operation to new business.  Pensions and annuity sales were at a similar level to the same period last year with no large contracts sold.  However, we believe that the future prospects for large group pension sales remain positive.

Investment sales were £173 million, 7% higher than the first quarter of last year and equivalent to a 10% increase on a local currency basis.  This reflects an increased appetite for single premium investments in the Dutch market.

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North America

In North America our focus is on profitable growth, which we aim to achieve through diversifying our business mix, increasing internal rates of return and capital efficiency in this business. In the first three months of this year we generated good life and pension sales growth compared to the previous quarter. However, sales were lower than at the start of 2009 because of the specific actions we took last year to moderate the pace of our annuity sales and focus on capital efficiency, while driving growth in our life insurance business.

Compared to the fourth quarter of last year, sales rose by 24% to £997 million (4Q09: £803 million), which equates to an increase of 14% on a local currency basis. Measured against the same period last year, sales were 48% lower on a sterling basis and 44% lower on a local currency basis (1Q09: £1,929 million).

Annuity sales grew by 49% in the first quarter, compared to the previous three months (4Q09:  £507 million), with good momentum in our application pipeline.  Viewed against the first quarter of 2009, annuity sales were 57% lower at £755 million (1Q09: £1,752 million), for the strategic reasons outlined above.

We delivered strong life sales of £242 million in the first quarter, although following established seasonal patterns, sales were 18% lower than the fourth quarter of 2009 (4Q09: £296 million).  Against the same period last year, our life sales have grown by 37%.

Asia Pacific

In Asia Pacific our strategy is one of organic investment for long-term value creation, with particular focus on the key markets of China and India.

Life and pensions sales in the region increased by 33% (27% on a local currency basis), compared with the previous quarter to £409 million (4Q09: £307 million). This reflects the improving economic environment and recovering investor confidence, with most of our businesses contributing towards this positive trend.  Compared to the first quarter of last year, sales were up 26% on a sterling and local currency basis (excluding the Australian life business which we sold on 1 October 2009).  Investment sales in the Asia Pacific region were £102 million (4Q09: £99 million).

Our joint venture in China, Aviva-COFCO, increased sales by 51% to £134 million (4Q09: £89 million), driven by our strong multi-channel distribution network and the opening of our tenth provincial branch in the last quarter of 2009.  Sales were 65% higher than the same period in the previous year and contributed 33% of our total life and pension sales in the region.

In India sales were up 106% to £37 million (4Q09: £18 million) reflecting the successful relaunch of our investment linked product suite, improved consumer sentiment and a more buoyant market leading up to the end of the tax year.

Our joint venture in South Korea recorded sales of £101 million, an increase of 28% on the previous quarter (4Q09: £79 million) led by robust bancassurance sales through our partner Woori Bank and the successful expansion of our agency force.

In Hong Kong , sales increased by 14% to £41 million (4Q09: £36 million), driven by strong investment linked sales, via our bancassurance channel, underpinned by improvements in both consumer sentiment and investment market outlook.

Sales in Singapore and most of our other Asian markets were higher than the previous quarter, reflecting the steady economic recovery and growth in the region.

On 18 March we announced our entry into the fast growing Indonesian insurance market through a joint venture agreement with PT Asuransi Wahana Tata.  Aviva acquired a 60% share of this company, which has gross assets of £15 million (as at 31 December 2008).

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General Insurance

United Kingdom

We are seeing signs of a return to volume growth in 2010, reflecting the impact of our marketing initiatives, including our "Get the Aviva Deal" marketing campaign, rolling out direct pricing to insurance brokers and the success of the RAC panel. As expected, following the actions we took last year to reshape our UK portfolio, we are seeing good levels of retention in both personal and commercial lines business.  There is also clear evidence that the personal motor market is starting to harden. The decline in net written premiums stopped in the first quarter, with premiums of £913 million. This represents a 4% increase over the last quarter of 2009 (4Q09: £880 million) and is a potential sign of a return to growth.

Aviva Europe

In the first quarter of 2010 sales increased by 33% to £597 million (4Q09: £448 million), broadly in line with the equivalent period last year (1Q09: £610 million). One of our key strategic aims is to increase general insurance sales through our leading bancassurance capability and this quarter we have had some early success with strong sales growth in Italy.

We are also now piloting our pan-European product centre in Ireland.  Together with our claims transformation project this initiative will increase our ability to write business more profitably.

North America

Our Canadian business applied targeted rate increases and focused on business initiatives to improve our operational and underwriting effectiveness.

At £397 million, sales in the first quarter of 2010 were lower than the previous quarter (4Q09: £449 million), in keeping with established seasonal trends, but were 10% higher compared to the same period a year ago on a sterling basis (1Q09: £360 million) and level on a local currency basis. This is a good result in a highly competitive market.

Asia Pacific

On 9 April we re-entered the general insurance market in Singapore with the launch of the first, dedicated, direct online car insurance website. This builds upon our existing brand presence in Singapore and presents an attractive proposition for customers in thecurrent market. Aviva's investment in this initiative was in the region of £5 million.

Combined operating ratio

The Group general insurance combined operating ratio (COR) for the first quarter of 2010 was impacted by adverse weather in the UK and Europe, although this was partially offset by milder weather in Canada. We remain focused on delivery of a 98% COR for 2010.

Fund Management

Aviva Investors

Aviva Investors attracted net new business inflows of £0.7 billion in the first quarter of 2010. Net inflows from external clients were £0.4 billion.  The most significant external inflows were to our UK cash and real estate products and our absolute tactical asset allocation fund via the European SICAV, reflecting improved performance and growing investor confidence in higher risk assets.

A highlight of the quarter was our acquisition of River Road Asset Management a leading value-oriented US equity manager. The acquisition supports the expansion of our third party institutional business by combining existing fixed income expertise in North America with River Road's equity investment capability.

Our focus on building third party business is beginning to deliver results. We won a number of significant, unfunded mandates from notable pension schemes and financial institutions in the UK, Europe and the US in the first quarter.  Importantly, these sales have been in line with our strategy to deliver higher revenue generating mandates for Aviva Investors core capabilities including, fixed income, convertible bonds, real estate and real estate securities.

We continue to focus on growing external assets under management and pursuing higher margin opportunities with our target client groups.

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Capital Management

Sound risk management is a key part of our business and integral to maintaining financial stability for our stakeholders. Through the first quarter we have further strengthened our risk management operating model and governance in line with recommendations from the Walker Review.

We continue to protect the balance sheet to large equity shocks through appropriate hedging strategies and hold high quality diverse debt securities and commercial mortgages portfolios. We have not experienced any material defaults during the first quarter.

Capital generation

We remain focused on capital generation in our business and in 2010 we expect to generate approximately £1.3 billion of net operating capital, an increase of 30% compared with 2009.  We aim to generate the additional capital through a combination of higher in-force profits, an increase in general insurance profitability and a focus on greater capital efficiency.

IGD solvency

Our capital position remains strong. The estimated group regulatory capital surplus position based on the EU Insurance Groups Directive was £4.4 billion as at 31 March 2010 (31 December 2009: £4.5 billion), after accounting for the payment of the 2009 full year dividend of £0.3 billion (net of scrip).

There have been positive developments on Solvency II with the publication of the draft technical specifications for the fifth quantitative impact study (QIS5), as part of the Solvency II consultation process.  We are actively preparing for the transition to Solvency II and we continue to be optimistic about the proposed treatment of capital and the inclusion of a liquidity premium, as laid out in QIS5, which we believe should form the basis for the final Solvency II framework.

Sovereign debt

Our shareholder exposure (net of minority interests) to debt securities of the governments of Greece, Spain and Portugal (including local authorities and agencies) at 31 March 2010 is £0.9 billion (including our expected exposure to those securities held within participating funds). Within this our exposure to Greek debt securities is £150 million.

Net asset value

Our estimated net asset value per share on an MCEV basis was 505 pence as at 31 March 2010 (31 December 2009: 471 pence). On an IFRS basis estimated net asset value per share was 395 pence at 31 March 2010 (31 December 2009: 374 pence). These do not include the impact of the final dividend declared in March 2010.

Proposed changes to UK pension schemes

A long-term funding plan for the deficit in the Aviva Staff Pension Scheme (ASPS) has now been agreed with the pension scheme Trustees, where contributions, together with the anticipated growth in scheme investments are expected to eliminate the ASPS deficit over time.  As part of this funding plan, Aviva will make a contribution of £365 million in 2010 towards the funding of the ASPS deficit.

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Notes to editors

- Aviva is a leading provider of life and pension products in Europe (including the UK) with substantial positions in other markets around the world, making it the world's fifth largest insurance group based on gross worldwide premiums at 31 December 2008.

- Aviva's principal business activities are long-term savings, fund management and general insurance, with worldwide total sales* of £45.1 billion and funds under management of £379 billion at 31 December 2009.

*   Based on 2009 published life and pensions PVNBP on an MCEV basis, total investment sales and general insurance and health net written premiums, including share of associates' premiums.

The Aviva media centre at www.aviva.com/media includes images, company and product information and a news release archive.

- All figures have been translated at average exchange rates applying for the period. The average rates employed in this announcement are 1 euro = £0.88 (3 months to 31 March 2009: 1 euro = £0.91) and £1 = US$1.57 (3 months to 31 March 2009: £1 = US$1.44).

- Growth rates in the press release have been provided in sterling terms unless stated otherwise. The supplements following present this information on both a sterling and local currency basis.

- Definition: Present value of new business premiums (PVNBP)

PVNBP is derived from the single and regular premiums of the products sold during the financial period and are expressed at the point of sale. The PVNBP calculation is equal to total single premium sales received in the period plus the discounted value of regular premiums expected to be received over the term of the new contracts. The discount rate used reflects the appropriate risk-free rate for the country and duration of business. The projection assumptions used to calculate PVNBP for each product are the same as those used to calculate new business contribution. The discounted value of regular premiums is also expressed as annualised regular premiums multiplied by a Weighted Average Capitalisation Factor (WACF). The WACF will vary over time depending on the mix of new products sold, the average outstanding term of the new contracts and the projection assumptions.

- Cautionary statements:

This should be read in conjunction with the documents filed by Aviva plc (the "Company" or "Aviva") with the United States Securities and Exchange Commission ("SEC").

This announcement contains, and we may make verbal statements containing, "forward-looking statements" with respect to certain of Aviva's plans and current goals and expectations relating to future financial condition, performance, results, strategic initiatives and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks", "aims", "may", "could", "outlook", "estimates" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty.  Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements.  Aviva believes these factors include, but are not limited to: the impact of difficult conditions in the global capital markets and the economy generally; the impact of new government initiatives related to the financial crisis; defaults in our bond, mortgage and structured credit portfolios; the impact of volatility in the equity, capital and credit markets on our profitability and ability to access capital and credit; changes in general economic conditions, including foreign currency exchange rates, interest rates and other factors that could affect our profitability; risks associated with arrangements with third parties, including joint ventures; inability of reinsurers to meet obligations or unavailability of reinsurance coverage; a decline in our ratings with Standard & Poor's, Moody's, Fitch and A.M. Best; increased competition in the U.K. and in other countries where we have significant operations; changes in assumptions in pricing and reserving for insurance business (particularly with regard to mortality and morbidity trends, lapse rates and policy renewal rates), longevity and endowments; a cyclical downturn of the insurance industry; changes in local political, regulatory and economic conditions, business risks and challenges which may impact demand for our products, our investment portfolio and credit quality of counterparties; the impact of actual experience differing from estimates on amortisation of deferred acquisition costs and acquired value of in-force business; the impact of recognising an impairment of our goodwill or intangibles with indefinite lives; changes in valuation methodologies, estimates and assumptions used in the valuation of investment securities; the effect of various legal proceedings and regulatory investigations; the impact of operational risks; the loss of key personnel; the impact of catastrophic events on our results; changes in government regulations or tax laws in jurisdictions where we conduct business; funding risks associated with our pension schemes; the effect of undisclosed liabilities, integration issues and other risks associated with our acquisitions; and the timing impact and other uncertainties relating to acquisitions and disposals and relating to other future acquisitions, combinations or disposals within relevant industries.

For a more detailed description of these risks, uncertainties and other factors, please see Item 3, "Risk Factors", and Item 5, "Operating and Financial Review and Prospects" in Aviva's Annual Report on Form 20-F as filed with the SEC on 30 March 2010.  Aviva undertakes no obligation to update the forward-looking statements in this announcement or any other forward-looking statements we may make.  Forward-looking statements in this announcement are current only as of the date on which such statements are made.

Aviva plc is a company registered in England No. 2468686.
Registered office
St Helen's
1 Undershaft
London
EC3P 3DQ
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Contents

Analyses

1.    Trend analysis of PVNBP - discrete

2.    Trend analysis of PVNBP - cumulative

3.    Geographical analysis of life, pension and investment sales

4.    Product analysis of life and pension sales

5.    Analysis of sales via bancassurance channels

6.    Geographical analysis of regular and single premiums - life and pensions sales

7.    Geographical analysis of regular and single premiums - investment sales

8.    Europe analysis for bancassurance and retail sales

9.    Trend analysis of general insurance net written premiums - discrete and cumulative

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1 - Trend analysis of PVNBP - discrete

	Present value of new business premiums[1]
	1Q09 £m	2Q09 £m	3Q09 £m	4Q09 £m	1Q10 £m	% Growth on 4Q09
Life and pensions business						Sterling	Local[2] currency
Pensions	989	1,100	804	859	41	10%	10%
Annuities	475	358	416	648	877	35%	35%
Bonds	713	506	383	422	412	(2)%	(2)%
Protection	245	216	246	258	231	(10)%	(10)%
Equity release	83	50	80	63	96	52%	52%
United Kingdom	2,505	2,230	1,929	2,250	2,557	14%	14%

France	1,270	1,170	1,100	1,351	1,550	15%	15%
Ireland	187	239	264	382	247	(35)%	(35)%
Italy	1,136	1,062	651	758	1,567	107%	107%
Poland	351	203	189	336	206	(39)%	(44)%
Spain	737	508	397	812	590	(27)%	(27)%
Other Europe	112	96	98	114	125	10%	6%
Aviva Europe	3,793	3,278	2,699	3,753	4,285	14%	13%
Of which: Bancassurance	2,243	1,850	1,291	1,762	2,611	48%	48%
Retail	1,550	1,428	1,408	1,991	1,674	(16)%	(17)%
Aviva Europe	3,793	3,278	2,699	3,753	4,285	14%	13%

Delta Lloyd [3]	942	838	1,055	830	883	6%	6%
Europe	4,735	4,116	3,754	4,583	5,168	13%	12%

North America	1,929	1,260	553	803	997	24%	24%

Asia Pacific[5]	325	207	256	307	409	33%	27%
Australia	75	91	95	-	-	-	-

Total life and pensions	9,569	7,904	6,587	7,943	9,131	15%	14%

Investment sales[4]	744	1,204	1,094	830	1,043	26%	22%

Total long term saving sales	10,313	9,108	7,681	8,773	10,174	16%	15%

1. All references to sales in this announcement refer to the present value of new business premiums (PVNBP) unless otherwise stated.

      PVNBP is the present value of new regular premiums plus 100% of single premiums

2. Growth rates are calculated based on constant rates of exchange.

3. Delta Lloyd, which operates in the Netherlands, Belgium and Germany, is managed independently from our other European businesses

4. Investment sales are calculated as new single premium plus the annualised value of new regular premiums

5  Asia Pacific excludes the Australian life business that was sold on 1 October 2009

_________________________________________________________________________________________________________________________________________________________________________________________________________________

2  - Trend analysis of PVNBP - cumulative

	Present value of new business premiums[1]
	1Q09 YTD £m	2Q09 YTD £m	3Q09 YTD £m	4Q09 YTD £m	1Q10 YTD £m
Life and pensions business

Pensions	989	2,089	2,893	3,752	941
Annuities	475	833	1,249	1,897	877
Bonds	713	1,219	1,602	2,024	412
Protection	245	461	707	965	231
Equity release	83	133	213	276	96
United Kingdom	2,505	4,735	6,664	8,914	2,557

France	1,270	2,440	3,540	4,891	1,550
Ireland	187	426	690	1,072	247
Italy	1,136	2,198	2,849	3,607	1,567
Poland	351	554	743	1,079	206
Spain	737	1,245	1,642	2,454	590
Other Europe	112	208	306	420	125
Aviva Europe	3,793	7,071	9,770	13,523	4,285
Of which: Bancassurance	2,243	4,093	5,384	7,146	2,611
Retail	1,550	2,978	4,386	6,377	1,674
Aviva Europe	3,793	7,071	9,770	13,523	4,285

Delta Lloyd [2]	942	1,780	2,835	3,665	883
Europe	4,735	8,851	12,605	17,188	5,168

North America	1,929	3,189	3,742	4,545	997

Asia Pacific[4]	325	532	788	1,095	409
Australia	75	166	261	261	-

Total life and pensions	9,569	17,473	24,060	32,003	9,131

Investment sales[3]	744	1,948	3,042	3,872	1,043

Total long term saving sales	10,313	19,421	27,102	35,875	10,174

1. All references to sales in this announcement refer to the present value of new business premiums (PVNBP) unless otherwise stated.

      PVNBP is the present value of new regular premiums plus 100% of single premiums

2. Delta Lloyd, which operates in the Netherlands, Belgium and Germany, is managed independently from our other European businesses

3. Investment sales are calculated as new single premium plus the annualised value of new regular premiums

4.  Asia Pacific excludes the Australian life business that was sold on 1 October 2009

___________________________________________________________________________________________________________________________________________________________________________________

3 - Geographical analysis of life, pension and investment sales

	Present value of new business premiums[1]
	3 months 2010 £m	3 months 2009 £m	% Growth
			Sterling	Local[2] currency
Life and pensions business

United Kingdom	2,557	2,505	2%	2%

France	1,550	1,270	22%	25%
Ireland	247	187	32%	36%
Italy	1,567	1,136	38%	42%
Poland	206	351	(41)%	(46)%
Spain	590	737	(20)%	(18)%
Other Europe	125	112	12%	11%
Aviva Europe	4,285	3,793	13%	15%
Delta Lloyd[3]	883	942	(6)%	(4)%
Europe	5,168	4,735	9%	11%

North America	997	1,929	(48)%	(44)%

China	134	81	65%	81%
Hong Kong	41	28	46%	58%
India	37	34	9%	9%
Singapore	59	59	-	2%
South Korea	101	92	10%	(2)%
Other Asia	37	31	19%	19%
Asia Pacific	409	325	26%	26%
Australia	-	75	(100)%	(100)%

TOTAL LIFE AND PENSIONS	9,131	9,569	(5)%	(2)%
Investment sales[4]

United Kingdom	426	175	143%	143%

Aviva Europe	342	138	148%	151%
Delta Lloyd[3]	173	162	7%	10%
Europe	515	300	72%	75%

Australia	55	17	224%	189%
Singapore	47	82	(43)%	(42)%
Asia Pacific	102	99	3%	2%
Australia	-	170	(100)%	(100)%

Total investment sales	1,043	744	40%	34%

TOTAL LONG-TERM SAVINGS SALES	10,174	10,313	(1)%	-

1. All references to sales in this announcement refer to the present value of new business premiums (PVNBP) unless otherwise stated.

      PVNBP is the present value of new regular premiums plus 100% of single premiums

2. Growth rates are calculated based on constant rates of exchange.

3. Delta Lloyd, which operates in the Netherlands, Belgium and Germany, is managed independently from our other European businesses

4. Investment sales are calculated as new single premium plus the annualised value of new regular premiums

Further analysis of the European bancassurance and retail sales are given on page 16.

________________________________________________________________________________________________________________________________________________________________________________________________________________

4 - Product analysis of life, pension and investment sales

	Present value of new business premiums[1]
	3 months 2010 £m	3 months 2009 £m	% Growth
			Sterling	Local[2] currency
Life and pensions business

Pensions	941	989	(5)%	(5)%
Annuities	877	475	85%	85%
Bonds	412	713	(42)%	(42)%
Protection	231	245	(6)%	(6)%
Equity release	96	83	16%	16%
United Kingdom	2,557	2,505	2%	2%

Pensions	457	663	(31)%	(30)%
Savings	3,561	2,803	27%	31%
Annuities	20	29	(31)%	(29)%
Protection	247	298	(17)%	(15)%
Aviva Europe	4,285	3,793	13%	15%
Delta Lloyd[3]	883	942	(6)%	(4)%
Europe	5,168	4,735	9%	11%

Life	242	177	37%	49%
Annuities	755	1,752	(57)%	(53)%
Funding agreements	-	-	-	-
North America	997	1,929	(48)%	(44)%

Asia Pacific[4]	409	325	26%	25%
Australia	-	75	(100)%	(100)%

TOTAL LIFE AND PENSIONS	9,131	9,569	(5)%	(2)%

1. Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine new business contribution.

2. Growth rates are calculated based on constant rates of exchange.

3. Delta Lloyd, which operates in the Netherlands, Belgium and Germany, is managed independently from our other European businesses

4. Asia Pacific excludes the Australian life business that was sold on 1 October 2009

___________________________________________________________________________________________________________________________________________________________________________________

5 - Analysis of sales via bancassurance channels

	Present value of new business premiums[1]
	3 months 2010 £m	3 months 2009 £m	Sterling growth	Local currency growth[2]
Bancassurance

United Kingdom - RBS	250	382	(35)%	(35)%

France - Credit du Nord	393	379	4%	7%

Ireland - Allied Irish Bank	117	82	43%	46%

UniCredit Group	854	667	28%	32%
Eurovita	217	66	229%	239%
Unione di Banche	418	328	27%	31%
Other	53	25	112%	121%
Italy	1,542	1,086	42%	46%

Poland	3	17	(82)%	(84)%

Bancaja	180	188	(4)%	(2)%
Caixa Galicia	45	65	(31)%	(29)%
Unicaja	133	272	(51)%	(50)%
Caja España	110	82	34%	38%
Other	62	63	(2)%	2%
Spain	530	670	(21)%	(19)%

Other Europe	26	9	189%	189%

Aviva Europe	2,611	2,243	16%	20%

Delta Lloyd [3]- ABN Amro	132	121	9%	12%

Europe	2,743	2,364	16%	19%

North America	-	-	-	-

Asia Pacific	203	159	28%	26%

Total life and pensions	3,196	2,905	10%	12%

Investment sales[4]

United Kingdom - RBS	77	44	75%	75%

TOTAL BANCASSURANCE SALES	3,273	2,949	11%	13%

1. Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions

      Consistent with those used to determine new business contribution.

2. Growth rates are calculated based on constant rates of exchange.

3. Delta Lloyd, which operates in the Netherlands, Belgium and Germany, is managed independently from our other European businesses

4. Investment sales are calculated as new single premium plus annualised value of new regular premiums.

___________________________________________________________________________________________________________________________________________________________________________________

6 - Geographical analysis of regular and single premiums - life and pensions sales

	Regular premiums							Single premiums
	3 months 2010 £m	Local currency growth	WACF	Present value £m	3 months 2009 £m	WACF	Present value £m	3 months 2010 £m	3 months 2009 £m	Local currency growth

Pensions	93	(20)%	4.7	439	116	4.9	564	502	425	18%
Annuities	-	-	-	-	-	-	-	877	475	85%
Bonds	-	-	-	-	-	-	-	412	713	(42)%
Protection	36	(8)%	6.4	231	39	6.2	240	-	5	(100)%
Equity release	-	-	-	-	-	-	-	96	83	16%
United Kingdom	129	(17)%	5.2	670	155	5.2	804	1,887	1,701	11%

France	30	20%	7.2	215	25	7.3	182	1,335	1,088	26%
Ireland	17	(11)%	4.3	73	19	4.5	85	174	102	75%
Italy	23	(41)%	4.9	113	40	6.9	274	1,454	862	73%
Poland	17	(38)%	10.5	178	25	11.9	298	28	53	(50)%
Spain	33	(15)%	5.1	169	40	5.5	220	421	517	(16)%
Other Europe	19	(17)%	5.3	101	23	4.4	101	24	11	118%
Aviva Europe	139	(19)%	6.1	849	172	6.7	1,160	3,436	2,633	34%
Delta Lloyd [1]	46	(6)%	9.5	439	50	9.5	477	444	465	(2)%
Europe	185	(16)%	7.0	1,288	222	7.4	1,637	3,880	3,098	28%

North America	23	19%	10.3	237	21	8.3	175	760	1,754	(53)%

Asia Pacific[2]	67	26%	4.1	274	53	4.8	257	135	68	108%
Australia	-	(100)%	-	-	14	4.1	57	-	18	(100)%

TOTAL LIFE AND PENSIONS	404	(13)%	6.1	2,469	465	6.3	2,930	6,662	6,639	4%

1. Delta Lloyd, which operates in the Netherlands, Belgium and Germany, is managed independently from our other European businesses

2  Asia Pacific excludes the Australian life business that was sold on 1 October 2009

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7 - Geographical analysis of regular and single premiums - investment sales

	Regular[2]			Single			PVNBP
	3 months 2010 £m	3 months 2009 £m	Local currency growth	3 months 2010 £m	3 months 2009 £m	Local currency growth	Local currency growth
Investment sales

United Kingdom	21	17	24%	401	153	162%	143%

Aviva Europe	1	1	-	341	136	156%	151%
Delta Lloyd[1]	-	-	-	173	162	10%	10%
Europe	1	1	-	514	298	77%	75%

Australia	-	-	-	55	17	189%	189%
Singapore	-	-	-	47	82	(42%)	(42%)
Asia Pacific	-	-	-	102	99	2%	2%
Australia	-	-	-	-	170	(100%)	(100%)

TOTAL INVESTMENT SALES	22	18	22%	1,017	720	35%	34%

1. Delta Lloyd, which operates in the Netherlands, Belgium and Germany, is managed independently from our other European businesses

2. UK regular premium investment sales include SIPP products. These are similar in nature to pension products and their payment pattern is stable and predictable and accordingly they have been capitalised. Regular premium SIPP sales for the 3 months to 31 March 2010 totalled £0.9 million (2009: £1.3 million) and have been capitalised using a weighted average capitalisation factor of 5 (2009: 5). As such, regular premium SIPP sales have produced an overall contribution to investment sales of £4 million (2009: £6 million) out of the UK investment sales of £426 million (2009: £175 million)

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8 - Europe analysis of bancassurance and retail sales

Cumulative	Bancassurance				Retail				Total
	3 months 2010 £m	3 months 2009 £m	Local currency growth	3 months 2010 £m	3 months 2009 £m	Local currency growth	3 months 2010 £m	3 months 2009 £m	Local currency growth
Life and pensions
France	393	379	7%	1,157	891	33%	1,550	1,270	25%
Ireland	117	82	46%	130	105	27%	247	187	36%
Italy	1,542	1,086	46%	25	50	(50)%	1,567	1,136	42%
Poland	3	17	(84)%	203	334	(44)%	206	351	(46)%
Spain	530	670	(19)%	60	67	(8)%	590	737	(18)%
Other Europe	26	9	189%	99	103	(5)%	125	112	11%

Aviva Europe	2,611	2,243	20%	1,674	1,550	8%	4,285	3,793	15%

Discrete quarter	Bancassurance				Retail				Total
	1Q 2010 £m	4Q 2009 £m	Local currency growth	1Q 2010 £m	4Q 2009 £m	Local currency growth	1Q 2010 £m	4Q 2009 £m	Local currency growth
Life and pensions
France	393	255	54%	1,157	1,096	6%	1,550	1,351	15%
Ireland	117	134	(13)%	130	248	(48)%	247	382	(35)%
Italy	1,542	618	150%	25	140	(82)%	1,567	758	107%
Poland	3	2	38%	203	334	(44)%	206	336	(44)%
Spain	530	734	(28)%	60	78	(23)%	590	812	(27)%
Other Europe	26	19	37%	99	95	4%	125	114	10%
Aviva Europe	2,611	1,762	48%	1,674	1,991	(17)%	4,285	3,753	13%
Page 17

9 - Trend analysis of general insurance net written premiums - discrete and cumulative

Net written premiums
						Growth on 4Q09
	1Q09 Discrete £m	2Q09 Discrete £m	3Q09 Discrete £m	4Q09 Discrete £m	1Q10 Discrete £m	Sterling %	Local currency %
UK GI	996	1,053	936	880	913	4%	4%
Aviva Europe	610	451	374	448	597	33%	33%
Delta Lloyd	353	324	249	237	367	55%	55%
North America	360	529	462	449	397	(12)%	(12)%
Other	148	123	99	112	191	71%	71%
Total net written premiums	2,467	2,480	2,120	2,126	2,465	16%	16%

Net written premiums
						Growth on 1Q09
	1Q09 YTD £m	2Q09 YTD £m	3Q09 YTD £m	4Q09 YTD £m	1Q10 YTD £m	Sterling %	Local currency %
UK GI	996	2,049	2,985	3,865	913	(8)%	(8)%
Aviva Europe	610	1,061	1,435	1,883	597	(2)%	1%
Delta Lloyd	353	677	926	1,163	367	4%	7%
North America	360	889	1,351	1,800	397	10%	-
Other	148	271	370	482	191	29%	30%
Total net written premiums	2,467	4,947	7,067	9,193	2,465	-	(1)%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 11 May 2010

AVIVA PLC

By: /s/ E G Jones

E G Jones
Group Company Secretary